Exhibit 99.1

argenx announces results of Annual General Meeting of Shareholders

May 12, 2020

Breda, the Netherlands / Ghent, Belgium – argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced that the proposed resolutions presented at our Annual General Meeting of Shareholders were duly passed at the meeting, which was held today at 10:00 a.m. CET.

As part of the approved resolutions:

•	Pamela Klein has been re-appointed as a non-executive director to the board of directors;
•	the board of directors has been authorized to issue additional shares up to a maximum of 10% of the share capital of the company for a period of 18 months from the Annual General Meeting and up to another 10% of the share capital of the company for a period ending on 31 December 2020; and
•	the board of directors has been authorized to grant options (rights to subscribe for shares) up to a maximum of 4% of the outstanding share capital.

The Annual General Meeting has furthermore approved the 2019 remuneration report, although the vote on the new remuneration policy, updated in order to align with the Dutch Civil Code of December 2019, did not reach the 75% majority required for approval (70% in favour). The current remuneration policy will therefore remain in effect until the next general meeting.

The results of the votes will be posted shortly on our website.

All documents relating to the shareholders’ meeting can be consulted on our website: www.argenx.com

About argenx

argenx is a global immunology company developing antibody-based medicines for patients suffering from severe autoimmune diseases and cancer. By translating immunology breakthroughs into innovative drug candidates, argenx is building a world-class portfolio of first-in-class antibodies in both early and late clinical-stages of development. argenx is evaluating efgartigimod in multiple serious autoimmune indications and cusatuzumab in hematological malignancies in collaboration with Janssen, along with advancing earlier stage assets within its therapeutic franchises.

www.argenx.com

For further information, please contact:

Beth DelGiacco, Vice President, Investor Relations

+1 518 424 4980

bdelgiacco@argenx.com

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

icomijn@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes concerning its annual meeting and related plans and the intended results of its strategy. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.